Exhibit 23.9

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the registration statement (No. 333-202319) on Form S-4 of Energy Transfer Partners, L.P. of our report dated March 12, 2014, with respect to the combined balance sheets of the Midstream Assets of Eagle Rock Energy Partners, L.P. as of December 31, 2013 and December 31, 2012, and the related combined statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2014 annual report on Form 10-K of Regency Energy Partners LP, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

March 10, 2015